Exhibit 99.1

Neptune Wellness Solutions Inc. Closes US$55 Million Registered Direct Offering

LAVAL, QC, Feb. 19, 2021 /CNW Telbec/ - Neptune Wellness Solutions Inc. ("NEPT" or the "Company") (NEPT), a diversified and fully integrated health and wellness company focused on natural, plant-based, sustainable and purpose-driven lifestyle brands, today announced it has closed on the previously announced registered direct offering with institutional investors for the purchase of 27,500,000 common shares and the private placement of unregistered common share purchase warrants (the "Warrants") to purchase 6,875,000 common shares. Each common share and accompanying quarter of a Warrant were sold together at a combined offering price of US$2.00 priced at-the-market under Nasdaq rules, for aggregate gross proceeds of US$55.0 million before deducting fees and other estimated offering expenses (the "Offering"). The common shares were offered and sold pursuant to a registered direct offering, and the Warrants were offered and sold in a concurrent private placement. The Warrants have an exercise price of US$2.25 per share, are exercisable commencing on the six month anniversary of the date of issuance, and will expire 5 years from the date of issuance.

The Company expects to use the net proceeds from the Offering for working capital and other general corporate purposes.

A.G.P./Alliance Global Partners acted as sole placement agent for the Offering.

For the purposes of the TSX approval, Neptune is relying on the exemption set forth in Section 602.1 of the TSX Company Manual available to "Eligible Interlisted Issuers," since the Company's common shares are also listed on the NASDAQ Capital Market and had less than 25% of the overall trading volume of its listed securities occurring on all Canadian marketplaces in the twelve months immediately preceding the date on which application was made to TSX to approve the offering.

About Neptune Wellness Solutions Inc.

Neptune Wellness Solutions is a unique global health and wellness company that is changing consumer habits through the creation and distribution of environmentally friendly, ethical and innovative consumer product goods. Neptune's simultaneous focus on B2C and B2B customer-oriented brand development provides the Company with international reach and scale from its owned and operated facilities that extract and create product formulation, all the way to the sales floor at top global retailers.

Underpinned by a disruptive spirit, Neptune's diversified, and fully integrated business model focuses on natural, plant-based, sustainable and purpose-driven lifestyle brands and the use of cannabinoids in household products to make them safer, healthier and more effective. Its portfolio includes emerging brands such as Forest Remedies™, Ocean Remedies™, Neptune Wellness™, Mood Ring™, and OCEANO3™, which are poised for rapid growth and expansion.

Backed with a cost-efficient manufacturing and supply chain infrastructure that can be scaled up and down or into adjacent product categories to identify new innovation opportunities, Neptune quickly adapts to consumer preferences and demand, and is bringing its products as well as other Fortune 100 brands to market through strategic distribution partnerships, mass retail partners and e-commerce channels. Neptune is committed to its core mission of redefining health and wellness and helping humanity thrive by providing sustainable consumer focused solutions. For additional information, please visit: www.neptunecorp.com

Forward Looking Statements

Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes", "belief", "expects", "intends", "projects", "anticipates", "will", "should" or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The forward-looking statements contained in this press release are expressly qualified in their entirety by this cautionary statement and the "Cautionary Note Regarding Forward-Looking Information" section contained in Neptune's latest Annual Information Form (the "AIF"), which also forms part of Neptune's latest annual report on Form 40-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on the investor section of Neptune's website at www.neptunecorp.com. All forward-looking statements in this press release are made as of the date of this press release. Neptune does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein include, without limitation, statements about the expected closing of the Offering; anticipated use of proceeds of the Offering; and other risks and uncertainties that are described from time to time in Neptune's public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under "Risk Factors".

Neither NASDAQ nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release.

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SOURCE Neptune Wellness Solutions Inc.

View original content: http://www.newswire.ca/en/releases/archive/February2021/19/c9652.html

%CIK: 0001401395

For further information: Jeff Haas, nept@finprofiles.com

CO: Neptune Wellness Solutions Inc.

CNW 16:01e 19-FEB-21